Exhibit 99.2
[THE PRIVATEBANK AND TRUST COMPANY LETTERHEAD]
November 23, 2009
ISI Security Group, Inc.
12903 Delivery Drive
San Antonio, Texas 78247
Gentlemen:
The PrivateBank and Trust Company (the “Bank”) is pleased to provide to ISI Security Group, Inc., a Delaware corporation (the “Borrower”), the Bank’s commitment to enter into an amendment (the “Amendment”) to that certain Loan and Security Agreement dated October 3, 2008 (as amended, the “Loan Agreement”) on terms and conditions set out below. Capitalized terms used herein without definition shall have the meanings given to them in the Loan Agreement.
The terms of the Amendment are as follows:
A. Reduction in Facility A Loan Commitment. On the Closing Date (as defined below) the Facility A Loan Commitment shall be reduced from $10 million to $8 million.
B. Termination of Facility B Loan Commitment. On the Closing Date, the Facility B Loan Commitment shall be terminated in full and amounts outstanding under the Facility B Loan (consisting of $500,000 in principal drawn on the letter of credit plus letter of credit fees and unused line fees, plus accrued and unpaid interest) shall be transferred to, and be deemed to be outstanding under, the Facility A Loan.
C.	Principal Reductions on Facility C Loan; Borrower’s Requirement to Unwind Certain Hedging Agreement.
i.
On the Closing Date, Argyle Security, Inc. (“Parent”) shall make a capital contribution to the Borrower in an amount equal to $8 million from proceeds from the Bridge Notes (as defined below) and the Borrower shall use $3 million of such funds to prepay the Facility C Loan Note. The Amendment shall provide that principal payments on the Facility C Loan Note shall be as follows: (1) $0 on December 31, 2009, (2) $166,666.67 on each of March 31, 2010, June 30, 2010, and September 30, 2010, and (3) $500,000.00 on each of December 31, 2010 and on the last day of each fiscal quarter thereafter.

ii.
On or before the Closing Date, the Borrower must terminate and unwind at least $5.0 million in notional amount of the interest rate Hedge Agreement entered into pursuant that certain ISDA Master Agreement dated October 6, 2008 between the Bank and the Borrower.

D. Interest Rate Increase. Effective as of the Closing Date, the respective Applicable Margin for Prime Loans and LIBOR Loans shall increase by 0.50% for each “Level” under the definition of “Applicable Margin”.
E. Re-Set of Financial Covenants. The financial covenants under Sections 10.1, 10.2, 10.3, and 10.5 of the Loan Agreement shall be re-set as follows commencing with the quarter ending December 31, 2009:
i.	Senior Debt to EBITDA.

(a)	2.00 to 1.00 for fiscal quarter ending December 31, 2009,

(b)	2.00 to 1.00 for fiscal quarter ending March 31, 2010,

(c)	2.70 to 1.00 for fiscal quarter ending June 30, 2010,and

(d)	2.00 to 1.00 for each fiscal quarter ending thereafter.
ii.	Total Debt to EBITDA.
(a)	4.25 to 1.00 for fiscal quarter ending December 31, 2009,

(b)	5.25 to 1.00 for fiscal quarter ending March 31, 2010,

(c)	7.50 to 1.00 for fiscal quarter ending June 30, 2010, and

(d)	3.50 to 1.00 for each fiscal quarter thereafter.
iii.	Fixed Charge Coverage.
(a)	1.00 to 1.00 for fiscal quarter ending December 31, 2009,

(b)	1.00 to 1.00 for fiscal quarter ending March 31, 2010, and

(c)	1.10 to 1.00 for each fiscal quarter thereafter.
For fiscal quarters commencing with the fiscal quarter ending December 31, 2009 through the fiscal quarter ending June 30, 2010, the Fixed Charge Coverage Ratio shall be based on cumulative reporting beginning October 1, 2009 for such periods, and for the fiscal quarters ending September 30, 2010 and thereafter, the Fixed Charge Coverage Ratio shall be measured on a trailing twelve (12) month basis.
iv.	Capital Expenditures. Limited to $250,000 per fiscal quarter.
F. Pledge by Parent of Borrower’s Capital Stock. Parent shall execute and deliver a pledge agreement in favor of the Bank (in form and substance reasonably satisfactory to the Parent and the Bank) pledging 100% of the capital stock of Borrower to secure payment and performance of all obligations arising under the Loan Agreement. Parent’s guaranty in favor of the Bank (the “Parent Guaranty”) will remain in effect until the payment in full of the obligations and termination of the Bank’s commitment to extend credit under the Loan Documents.
G. Consent to Amendment to Subordinated Debt and Payment on Note A. The Bank agrees to consent to the Borrower entering into an amendment to the Note and Warrant Purchase Agreement pursuant to clause (c)(i) below, which includes, among other provisions, the Bank’s consent to the Borrower’s $5.0 million prepayment on Note A under the Note and Warrant Purchase Agreement, and issuance of the New Note (as defined in the commitment letter dated the same date hereof between the Borrower and Blair Mezz, as defined below, described in clause (c)(i) below)).
H. Consent to Note Modification Agreements to PDI Seller Notes. The Bank agrees to consent to the modifications to the PDI Seller Notes (as defined below) on terms consistent with the terms set forth the commitment letter dated the date hereof between ISI Detention (as defined below) and the holders of the PDI Seller Notes.

I. Amendment Fee. On the Closing Date, the Borrower will pay to the Bank an amendment fee equal to $85,500.
J. Blocked Seller Note Payments. Subject to execution and delivery of the Amendment, on or after January 1, 2010, the Borrower may make principal and interest payments to the holders of the PDI Seller Notes and to the holders of that certain $3,515,000 Subordinated Promissory Note dated January 31, 2008 by ISI Controls, Ltd. payable to the order of Jeffrey E. Corcoran and Janell D. Corcoran.
K. Legal Fees. At closing, the Borrower will pay the reasonable legal fees and expenses of the Bank’s outside counsel in connection with the preparation, negotiation and closing of the Amendment, whether or not the Amendment closes.
All other terms and provisions of the Loan Agreement and the other Loan Documents will remain unchanged and in full force and effect.
The Bank’s commitment to enter into the Amendment is subject to the following conditions precedent: (a) satisfaction of each of the terms and conditions set forth herein; (b) the negotiation, execution and delivery of definitive documentation for the Amendment consistent with this commitment letter; and (c) the negotiation, execution and delivery of definitive documentation for (i) an amendment to that certain Note and Warrant Purchase Agreement dated as of October 22, 2004 between Borrower and William Blair Mezzanine Capital Fund III, L.P., a Delaware limited partnership (“Blair Mezz”) consistent with the terms set forth in the commitment letter dated the date hereof between Borrower and Blair Mezz, (ii) a note modification agreement to each of those certain Guaranteed Convertible Promissory Notes dated January 1, 2008 by ISI Detention Contracting Group, Inc., a California corporation (“ISI Detention”), payable to the order of Peterson Detention, Inc., a California corporation (“PDI”), each in the original principal amount of $1.5 million (collectively and as amended or modified, the “PDI Seller Notes”) consistent with the terms set forth the commitment letter dated the date hereof between ISI Detention and the holders of the PDI Seller Notes, and (iii) an aggregate of $10.45 million in convertible debt to be issued to one or more affiliates of MML Capital Partners, LLC by Parent in the form of (y) $8.0 million principal amount of convertible subordinated bridge notes (the “Bridge Note”), and (z) $2.45 million principal amount of convertible subordinated notes, consistent with the terms set forth in the commitment letter dated the date hereof between Mezzanine Management Fund IV A, LP, Mezzanine Management Fund IV Coinvest A, LP and the Parent. The definitive documentation with respect to each of the transactions referred to clause (c) above shall be in form and substance satisfactory to the Bank, and without the prior written consent of the Bank, contain any substantive provisions not set forth in the commitment letters referred to in clause (c) above.
The Bank hereby waives the Events of Default that occurred and exist as a result of (i) Borrower’s non-compliance with the financial covenant set out in Section 10.2 of the Loan Agreement for the period ended September 30, 2009, (ii) the Event of Default under Section 11.5 of the Loan Agreement arising from Borrower’s violations of the financial covenant under Section 4.7(c)(ii) the Purchase Agreement for the period ended September 30, 2009 and (iii) Borrower’s non-compliance with Section 9.9 of the Loan Agreement arising from Borrower’s cancelation of accounts receivable identified as “Ludvik” in the amount of $423,981.45; provided that, the foregoing waivers will be null and void if the Borrower and the Bank have not executed and delivered the Amendment on or before December 15, 2009 on terms consistent with this commitment letter and in form and substance satisfactory to the Bank. The Bank hereby agrees that it shall not avail itself any of the remedies set forth in Section 12 of the Loan Agreement, including but not limited to its right to accelerate the payment obligations of the Borrower. Such waivers shall not prejudice or constitute a waiver of any right or remedies which the Bank may have or be entitled to with respect to any other breach of any other provision of the Loan Agreement. The waivers granted herein shall not be construed as a waiver of any other presently existing or future violation of a covenant or an Event of Default.

This commitment letter forms the entire agreement that has been entered into between us with respect to the Amendment and sets forth the entire understanding of the parties with respect thereto. This commitment letter may be modified or amended only by the written agreement of all of us. This commitment letter is not assignable by the Borrower without our prior written consent and is intended to be solely for the benefit of the parties hereto.
This commitment letter may be executed in counterparts which, taken together, shall constitute an original. Delivery of an executed counterpart of this commitment letter by .pdf or facsimile shall be effective as delivery of a manually executed counterpart thereof. This commitment letter shall be governed by, and construed in accordance with, the laws of the State of Illinois.
This commitment letter will expire at 5:00 p.m. (central time) on November 23, 2009, unless accepted in writing by the Company on or before such time and will expire at 5:00 p.m. (central time) on December 15, 2009 unless definitive documentation for the Amendment is executed and delivered and all conditions for closing have been satisfied or waived (such date, the “Closing Date”) on or prior to such date.
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We appreciate the opportunity to present you with this commitment and look forward to working with you.
Very truly yours,

THE PRIVATEBANK AND TRUST COMPANY

By:	/s/ Nate Palmer
Nate Palmer
Associate Managing Director

ACKNOWLEDGED AND AGREED:

ISI SECURITY GROUP, INC.

By:	/s/ Donald F. Neville

Name:	Donald F. Neville
Title:	Chief Financial Officer

ARGYLE SECURITY, INC.

By:	/s/ Donald F. Neville

Name:	Donald F. Neville
Title:	Chief Financial Officer